SECURITIES A[illegible] 08032218
Washington, D.C. [illegible]

AB 8/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACA Business Services, LLC

ABA Business Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Connecticut Ave., N.W.
(No. and Street)

Washington (City) DC (State) 20036 (Zip Code)

PROCESSED
AUG 28 2008 E
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Sullivan (202) 663-5167
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

9737 Washingtonian Boulevard, Suite 400 (Address) Gaithersburg (City) Maryland (State) 20878-7340 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
AUG 25 2008
Washington, DC
100

OATH OR AFFIRMATION

I, Helen Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ABA Business Services, LLC**, as of **June 30, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Frank Baltimore
Notary Public, District of Columbia
My Commission Expires 6-14-2010

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA Business Services, LLC
(Formerly ACB Business Services, LLC)

Financial Report
June 30, 2008

ABA Business Services, LLC
(Formerly ACB Business Services, LLC)

Financial Report
June 30, 2008

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
ABA Business Services, LLC

We have audited the accompanying statement of financial condition of ABA Business Services, LLC (the Company) as of June 30, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ABA Business Services, LLC for the year ended June 30, 2007, were audited by other auditors whose report, dated August 20, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the financial position of ABA Business Services, LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Gaithersburg, Maryland
August 19, 2008

ABA Business Services, LLC

Statements Of Financial Condition
June 30, 2008

Assets		**2008**		2007
Cash	**$**	**130,148**	$	83,745
Deferred costs		**-**		498
Total assets	**$**	**130,148**	$	84,243
Liabilities And Member's Equity				
Liabilities				
Due to related parties	**$**	**505**	$	957
Accounts payable		**-**		4,200
Total liabilities		**505**		5,157
Member's Equity		**129,643**		79,086
Total liabilities and member's equity	**$**	**130,148**	$	84,243

See Notes To Financial Statements.

ABA Business Services, LLC

Statements Of Operations
Years Ended June 30, 2008 And 2007

	2008	2007
Revenue		
Vendor revenue	$ 22,217	$ -
Special member payment from the National Association of Securities Dealers, Inc.	35,000	-
Interest income	2,999	3,254
Total revenue	**60,216**	3,254
Expenses		
Professional fees	5,258	8,859
Other corporate expenses	4,401	4,668
Total expenses	**9,659**	13,527
Net income (loss)	$ 50,557	$ (10,273)

See Notes To Financial Statements.

ABA Business Services, LLC

Statements Of Changes In Member's Equity
Years Ended June 30, 2008 And 2007

Balance at July 1, 2006	$	89,359
Net loss		(10,273)
Balance at June 30, 2007		**79,086**
Net income		**50,557**
Balance at June 30, 2008	**$**	**129,643**

See Notes To Financial Statements.

ABA Business Services, LLC

Statements Of Cash Flows
Years Ended June 30, 2008 And 2007

	2008	2007
Cash Flows From Operating Activities		
Net income (loss)	**$ 50,557**	$ (10,273)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Deferred costs	**498**	(498)
Due to related parties	**(452)**	(25,541)
Accounts payable	**(4,200)**	4,200
Net cash provided by (used in) operating activities	**46,403**	(32,112)
Net increase (decrease) in cash	**46,403**	(32,112)
Cash, beginning of period	**83,745**	115,857
Cash, end of period	**$ 130,148**	$ 83,745

See Notes To Financial Statements.

Note 1. Organization And Significant Accounting Policies

Organization: ABA Business Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single-member limited liability company owned entirely by ABA Business Solutions, Inc. (Business Solutions), which is wholly owned by the American Bankers Association (ABA).

On December 1, 2007, America's Community Bankers (ACB) merged with the ABA. Prior to the merger, ACB was the sole owner of Business Solutions. All ownership interest, assets and liabilities were transferred to ABA on the date of the merger. In connection with the merger, the Company changed its name from ACB Business Services, LLC to ABA Business Services, LLC.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receives customer funds or securities which it would have to transmit promptly in connections with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The financial statements include only the accounts of ABA Business Services, LLC.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: As a single-member limited liability company, the Company is treated as a 'disregarded entity' for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the federal and state income tax filings of Business Solutions.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts that at times exceed Federal deposit insurance limits. The Company does not anticipate any credit losses and has not experienced any such losses in the past.

New accounting standard: In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* – an interpretation of FASB Statement 109. In January 2008, the FASB deferred the effective date of FIN 48. FIN 48 also applies to pass-through entities, so that even normally tax-exempt entities such as partnerships need to consider the effect of income taxes in their financial statements. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its fiscal year 2009 annual financial statements. Management is currently assessing the impact of FIN 48 on the Company's financial statements.

Note 2. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital of $129,643, which was $79,643 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .004 to 1.

Note 3. Related Party Transactions

The Company reimburses ABA for various vendor invoices billed to the Company but initially paid by ABA. As of June 30, 2008, $505 was owed to ABA for unpaid expense reimbursements.

ABA Business Services, LLC

Schedule I

Computation Of Net Capital Under SEC Rule 15c3-1
June 30, 2008

Net Capital	
Total member's equity	$ 129,643
Net capital	$ 129,643
Aggregate Indebtedness	
Due to affiliate	$ 505
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (the greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 50,000
Excess net capital	$ 79,643
Ratio of aggregate indebtedness to net capital	0.004 to 1

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of June 30, 2008, filed by ABA Business Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
ABA Business Services, LLC

In planning and performing our audit of the financial statements of ABA Business Services, LLC (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Gaithersburg, Maryland
August 19, 2008

END